[HRO LETTERHEAD]

Via Facsimile and EDGAR

November 9, 2009

Karl Hiller
Branch Chief
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C.  20549-4628

Re:                           General Moly, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Response Letters dated July 15 and August 28, 2009
File No. 001-32986

Dear Mr. Hiller:

On behalf of General Moly, Inc., a Delaware corporation (the “Company”), we are providing the responses and the supplemental information requested by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated October 1, 2009 to David A. Chaput, Chief Financial Officer of the Company (the “Comment Letter”), with respect to the Annual Report on Form 10-K of the Company.

The responses and supplemental information in response to the Comment Letter are based upon information provided by representatives of the Company and the Company’s advisors.  We have not independently verified the accuracy and completeness of such information.

For your convenience, we have restated the comments and keyed all responses to the numbering of the comments and the headings used in the Comment Letter.

Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

November 9, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 2 - Liquidity and Capital Resources, page 50

1.                                       We have read your response to prior comment 3, regarding your accounting for the potential obligation to return funding received from POS-Minerals and understand that you believe the entire $100 million of contributions made by POS-Minerals should be classified as permanent equity based upon your analysis of the arrangement.

You explain that if you elect not to return capital contributions made by POS-Minerals when requested pursuant to the terms of the agreement that this would merely result in a reallocation of ownership interests in Eureka Moly, LLC, and that no cash or other assets would be returned to POS-Minerals.  Although we acknowledge that this is a potential outcome, it appears that under Section 5.4 of your agreement with POS-Minerals, if you elect not to make the refund payment, POS-Minerals has the option to either convert the amounts due into a loan under subsection 5.4(b) or accept an incremental interest in Eureka Moly, LLC (the scenario described in your response) under subsection 5.4(c).

As this election appears to reside with POS-Minerals, it is unclear why you believe that ultimate settlement of the refundable amounts is within your control.  Further, it is unclear why relinquishing a portion of your interest in Eureka Moly, LLC would not also create difficulty for your conclusion, as the accounting prescribed under EITF D-98 and ASR 268 extends to settlements involving assets other than cash.

Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

November 9, 2009

Response:  The Company acknowledges the point made by the Staff that POS-Minerals has the option to either convert the amounts due into a loan under subsection 5.4(b) or accept an incremental interest in Eureka Moly, LLC (“EMLLC”) under subsection 5.4(c) (but such option only exists in the event Nevada Moly elects not to make the capital contributions to EMLLC to facilitate EMLLC’s distribution to POS-Minerals), and that accounting prescribed under EITF D-98 and ASR 268 extends to settlements other than cash.

The Company has conducted a review of its accounting for the POS-Minerals investment in EMLLC as well as the detailed provisions of the LLC Agreement. As a result, management has concluded that the $100 million in initial contributions by POS-Minerals in EMLLC ($99.8 million as of September 30, 2009) should be accounted for as temporary equity by the Company. The Company has based this conclusion on the following:

Section 14.6 of the LLC Agreement provides that, upon a change in control and the occurrence of a suspension of development or operations of the mine for a period in excess of 12 months, POS-Minerals has the right to require a return of its historical capital contributions plus a 20% premium and interest. Further, as disclosed in the Company’s periodic filings and financial statements, there are a variety of conditions which impact management’s ability to develop and operate the Mt. Hope mine, such conditions being partially or wholly outside of management’s control.  Because of this uncertainty, management has concluded that a suspension of development or operations of the mine for a period in excess of 12 months (as noted above per Section 14.6 of the LLC Agreement) could occur. While management believes that the probability of these events occurring is remote, we acknowledge that ASR 268 does not provide for the consideration of probability in accounting for equity instruments that are contingently redeemable at the option of the holder.

Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

November 9, 2009

Additionally, as disclosed in the Company’s periodic filings and financial statements, Section 5.4 of the LLC Agreement provides for distribution of assets to POS-Minerals based on their actions and elections. In further consideration of the requirements of ASR 268 and EITF D-98, management has concluded that POS-Minerals has the ability, under certain circumstances, to require payments of amounts that can be considered to be a redemption of equity.

As a result of the above, on November 3, 2009, the Company determined that its unaudited consolidated financial statements for the three months ended March 31, 2009 and the three and six months ended June 30, 2009 contained an error with respect to the balance sheet classification of the POS-Minerals interest in EMLLC. We classified the POS-Minerals interest as noncontrolling interest as of March 31, 2009 and June 30, 2009 (and as minority interest within temporary equity as of December 31, 2008 prior to our implementation of FASB guidance for noncontrolling interests).  After completion of a recent review and evaluation of the related LLC Agreement with POS-Minerals, management determined that POS-Minerals interest in the LLC is more appropriately classified as temporary equity because of a provision in the LLC Agreement that permits POS-Minerals the option to put its interest in the LLC to the Company’s subsidiary, Nevada Moly, upon a change of control of the Company, as defined in the LLC Agreement, followed by (i) failure to begin full construction at the LLC by the Company or the surviving entity before December 31, 2010, or (ii) failure to use standard mining industry practice in connection with development and operation of the project as contemplated by the parties for a period of twelve months after December 31, 2010.  If POS-Minerals put its interest, Nevada Moly would be required to purchase the interest for 120 percent of POS-Minerals contributions to the LLC plus 10 percent interest.

Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

November 9, 2009

The following table reflects the impact of the reclassification on the Company’s balance sheet for the quarters ended March 31, 2009 and June 30, 2009:

	As of March 31, 2009		As of June 30, 2009
	As Originally Reported	As Restated	As Originally Reported	As Restated

Total Liabilities	7,459	7,459	8,117	8,117

Contingently Redeemable Noncontrolling Interest	0	99,897	0	99,761

EQUITY
Noncontrolling Interest	99,897	0	99,761	0
Total Equity	210,258	110,361	207,734	107,973
TOTAL LIABILITIES AND EQUITY	$217,717	$217,717	$215,851	$215,851

The restatement will have no impact on net loss attributable to the Company or to cash flows for the three months ended March 31, 2009 or for the three and six months ended June 30, 2009, respectively.

Management has evaluated the impact of such restatement on periods prior to 2009 and concluded that no restatement is required for appropriate financial statement presentation for any such prior period. This conclusion is based on the fact that, prior to January 1, 2009 and the Company’s adoption of FAS 160, POS-Minerals’ investment in EMLLC was presented as Minority Interest on the consolidated balance sheet and presentation of the same amount as temporary equity would have no impact on total equity as previously presented and there is no other impact to the financial statements for this presentation change.

Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

November 9, 2009

Based on the foregoing, on November 3, 2009, the Audit Committee of the Company’s Board of Directors, upon the recommendation of management and after discussion with the Company’s independent accountants, concluded that the Company’s unaudited consolidated financial statements as of and for the three months ended March 31, 2009 and as of and for the three and six month periods ended June 30, 2009 should no longer be relied upon. The Audit Committee also concluded that these unaudited consolidated financial statements should be restated to reflect this change. The Company has filed Item 4.02 (a) Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review on Form 8-K on November 9, 2009, disclosing this error.

Management has included disclosure of this error in its filings on Form 10-Q for the three and nine months ended September 30, 2009. Further, management intends to file Amendments to its previous filings on Form 10-Q for the three months ended March 31, 2009 and the three and six months ended June 30, 2009, respectively as soon as practicable. All such quarterly filings have and/or will include disclosures in Section 4 of such quarterly reports describing the impact of the above noted error to the Company’s control environment and management’s assessment thereon.

Karl Hiller

Branch Chief

U.S. Securities and Exchange Commission

November 9, 2009

If you would like to discuss any of the responses above or any other matter, please contact W. Dean Salter at (303) 866-0245 or Mashenka Lundberg at (303) 866-0616.

Sincerely,

/s/ Sarah A. Mussetter

Sarah A. Mussetter

SAM:ljs

cc:	David A. Chaput
Bruce D. Hansen
Lee M. Shumway
Michael K. Branstetter
Sandra K. Goebel
W. Dean Salter
Mashenka Lundberg